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                                                      EXHIBIT 1
                                                   NEWS RELEASE



   AK STEEL REPORTS RECORD QUARTERLY AUTOMOTIVE SHIPMENTS

   MIDDLETOWN, OH, April 8, 1998 -- AK Steel (NYSE: AKS) reported earnings of $28.4 million, or $0.47 per diluted share of common stock, on shipments of 1,088,000 tons for the first quarter of 1998. AK Steel shipped a record 616,000 tons of product to its automotive customers, while cold-rolled and coated shipments reached a record 68% of total shipments.

   The company's automotive market shipments eclipsed the previous quarterly record of 559,000 tons set in the fourth quarter of 1997, and were nearly 14% higher than the 541,000 tons the company shipped to automotive customers in the first quarter of 1997. The company reported operating profit of $54.2 million, or $50 per ton shipped, for the first quarter of 1998. Sales for the 1998 first quarter were $588.2 million.

   "Once again AK Steel has delivered solid earnings for its shareholders," said Richard M. Wardrop, Jr., chairman and chief executive officer. "Clearly our strategy of increasing shipments of value-added products is progressing at a steady rate."

Rockport Works Construction Continues on Schedule

   The company said construction progress of its Rockport Works finishing facility is proceeding on schedule, with nearly 2,800 construction employees on the site in southwestern Indiana. The final piece of high structural steel was set in place February 10, 1998, just one year following the start of construction.

   The plant's hot-dip galvanizing and galvannealing line is expected to begin production in the third quarter of 1998, and at full operation will produce 800,000 tons annually of coated steel, primarily for automotive and appliance markets. Virtually all of the coating line equipment has been delivered to the facility and is being placed and tested. All mill housings for the Rockport Works continuous cold rolling mill have been delivered to the site and four of the five cold mill stands have been set on their foundations. The continuous cold mill is scheduled to begin operation in the first quarter of 1999.

Common Stock Dividend Declared

   The company also said its board of directors declared a regular quarterly common stock dividend of $0.125 per share, payable on May 15, 1998, to shareholders of record on April 21, 1998.

   AK Steel produces low-carbon and stainless flat-rolled steel for automotive, appliance, food and chemical processing, construction and other markets. The company employs about 5,800 people in plants and offices in Middletown, Ashland, Kentucky and Rockport, Indiana.


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

         Statements of Income & Earnings Per Share Data
               ($ Millions except per share data)

                                       Three Months Ended
                                            March 31,
                                        1998        1997
                                        ----        ----

Shipments (000 tons)                    1,088       1,146

Net Sales                               $ 588.2     $ 598.8

Cost of Products Sold                     483.6     $ 480.9
Selling and Administrative                 29.2        28.4
Depreciation                               21.2        20.0
                                        -------     -------

Total Operating Costs                     534.0       529.3
                                        -------     -------

Operating Profit                           54.2        69.5

Interest Expense                           15.7        21.7
Other Income                                6.9         8.3
                                        -------     -------
Income Before Income Taxes                 45.4        56.1
Income Tax Provision                       17.0        21.6
                                        -------     -------

Net Income                                 28.4        34.5
Less Preferred Dividends                    --          2.6
                                        -------     -------
Net Income Applicable to Common
 Stockholders                           $  28.4     $  31.9
                                        -------     -------
                                        -------     -------



                           Earnings Per Share Data
                            (Shares in thousands)


Three Months Ended March 31,            1998        1997
                                        ----        ----

Basic Earnings Per Share                $ 0.47      $ 0.60
Diluted Earnings Per Share              $ 0.47      $ 0.56
Weighted Average Shares
  Outstanding - Basic                   59,928      53,469
Weighted Average Shares
  Outstanding - Diluted                 60,214      62,235


-------------------------------
Restated giving effect for a two-for-one common stock split
effective November 17, 1997

                                5